EX-99.(12)(a)

Stradley Ronon Stevens & Young, LLP Suite 2600 2005 Market Street Philadelphia, PA 19103-7018 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

June 14, 2024

Boards of Trustees, Legg Mason ETF Investment Trust

11 Greenway Plaza, Suite 1000, Houston, TX 77046

Re:

Plan of Reorganization (“Plan”) adopted as of February 29, 2024 by and among (i) ClearBridge All Cap Growth ESG ETF (the “Target Fund”), a series of Legg Mason ETF Investment Trust (the “Trust”); (ii) ClearBridge Large Cap Growth ESG ETF (the “Acquiring Fund”), another series of the Trust; and (iii) Franklin Templeton Fund Adviser, LLC.

Ladies and Gentlemen:

You have requested our opinion as to certain federal income tax consequences of the reorganization of the Target Fund, pursuant to which: (i) the Trust, on behalf of the Acquiring Fund, will acquire substantially all of the assets of the Target Fund (net of any liabilities) in exchange solely for shares of the Acquiring Fund and cash in lieu of fractional shares, if any, and (ii) the Trust, on behalf of the Target Fund, will distribute such shares of the Acquiring Fund to shareholders of the Target Fund in connection with the complete liquidation of the Target Fund, all upon the terms and conditions set forth in the Plan (such transaction, the “Reorganization”). Following its liquidation, the Target Fund will be dissolved. Capitalized terms not otherwise defined herein shall have the meanings assigned to them in the Plan.

In rendering our opinion, we have reviewed and relied upon: (a) a copy of the executed Plan, adopted as of the 29th day of February 2024; (b) the Prospectus/Information Statement provided to shareholders of the Target Fund dated April 3, 2024; (c) certain representations concerning the Reorganization made to us by the Acquiring Fund and the Target Fund in a letter dated June 14, 2024 (the “Representation Letter”); (d) all other documents, financial and other reports and corporate minutes we deemed relevant or appropriate; and (e) such statutes, regulations, rulings and decisions as we deemed material in rendering this opinion.

For purposes of this opinion, we have assumed that the Target Fund on the Closing Date of the Reorganization satisfies, and immediately following the Closing Date of the Reorganization, the Acquiring Fund will continue to satisfy, the requirements of Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”), for qualification as regulated investment companies.

Philadelphia, PA • Harrisburg, PA • Malvern, PA • Cherry Hill, NJ • Wilmington, DE • Washington, DC • New York, NY • Chicago, IL

A Pennsylvania Limited Liability Partnership

June 14, 2024

Based on the foregoing, and provided the Reorganization is carried out in accordance with the applicable laws of the State of Maryland, the terms of the Plan and the statements in the Representation Letter for the Target Fund and the Acquiring Fund, it is our opinion that for federal income tax purposes:

1.  The acquisition by the Acquiring Fund of substantially all of the assets of the Target Fund as provided for herein in exchange solely for the Acquiring Fund shares and cash in lieu of fractional shares followed by the distribution by the Target Fund to its shareholders of the Acquiring Fund shares and cash in lieu of fractional shares in complete liquidation of the Target Fund will qualify as a reorganization within the meaning of Section 368(a)(1) of the Code, and the Target Fund and the Acquiring Fund each will be a “party to the reorganization” within the meaning of Section 368(b) of the Code;

2.  No gain or loss will be recognized by the Target Fund upon the transfer of substantially all of its assets to the Acquiring Fund in exchange solely for the Acquiring Fund shares under Sections 361(a) and 357(a) of the Code;

3.  No gain or loss will be recognized by the Acquiring Fund upon the receipt by it of substantially all of the assets of the Target Fund in exchange solely for the Acquiring Fund shares under Section 1032(a) of the Code;

4.  No gain or loss will be recognized by the Target Fund upon the distribution of the Acquiring Fund shares by the Target Fund to its shareholders in complete liquidation of the Target Fund under Section 361(c)(1) of the Code;

5.  The tax basis of the assets of the Target Fund received by the Acquiring Fund will be the same as the tax basis of such assets in the hands of the Target Fund immediately prior to the Reorganization under Section 362(b) of the Code;

6.  The holding periods of the assets of the Target Fund received by the Acquiring Fund will include the periods during which such assets were held by the Target Fund under Section 1223(2) of the Code;

7.  No gain or loss will be recognized by the shareholders of the Target Fund upon the exchange of their Target Fund shares solely for the Acquiring Fund shares (except with respect to cash in lieu of fractional shares, if any) to which they may be entitled under Section 354(a) of the Code;

8.  The aggregate tax basis of the Acquiring Fund shares to be received by each Target Fund shareholder will be the same as the aggregate tax basis of the Target Fund shares exchanged therefor under Section 358(a)(1) of the Code;

9.  The holding period of the Acquiring Fund shares to be received by each Target Fund shareholder will include the holding period of the Target Fund shares surrendered in exchange therefor, provided that the shareholder held the Target Fund shares as a capital asset on the effective date of the Reorganization under Section 1223(1) of the Code; and

June 14, 2024

10.  The Acquiring Fund will succeed to and take into account as of the date of the transfer (as defined in Section 1.381(b)-1(b) of the Treasury Regulations) the items of the Target Fund described in Section 381(c) of the Code, as if there had been no Reorganization, subject to the conditions and limitations specified in Sections 381, 382, 383 and 384 of the Code, if applicable, and the Treasury Regulations thereunder.

Notwithstanding anything to the contrary herein, we express no opinion as to the effect of the Reorganization on the Target Fund, the Acquiring Fund or any Target Fund shareholders with respect to any asset as to which any unrealized gain or loss is required to be recognized for federal income tax purposes at the end of a taxable year (or on the termination or transfer thereof) under a mark-to-market system of accounting.

Our opinion is based upon the Code, the applicable Income Tax Regulations, the present positions of the Internal Revenue Service (the “Service”) as are set forth in published revenue rulings and revenue procedures, present administrative positions of the Service, and existing judicial decisions, all of which are subject to change either prospectively or retroactively. We do not undertake to make any continuing analysis of the facts or relevant law following the date of the Reorganization.

Our opinion is conditioned upon the performance by the Acquiring Fund and the Target Fund of the undertakings in the Plan and the Representation Letter. Except as expressly set forth above, we express no other opinion to any party as to the tax consequences, whether federal, state, local or foreign, with respect to (i) the Reorganization or any transaction related to or contemplated by such Reorganization (or incident thereto) or (ii) the effect, if any, of the Reorganization on any other transaction and/or the effect, if any, of any such other transaction on the Reorganization.

We hereby consent to the use of this opinion as an exhibit to the registration statement of the Acquiring Fund on Form N-14, and any amendments thereto, covering the registration of the Acquiring Fund shares under the Securities Act of 1933, as amended, to be issued in the Reorganization.

Very truly yours,

/s/ STRADLEY RONON STEVENS & YOUNG, LLP
STRADLEY RONON STEVENS & YOUNG, LLP